

June 29, 2011

<u>Via E-mail</u>
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

>   **Re: Safeway Inc.**
>   **Form 10-K for the fiscal year ended January 1, 2011**
>   **Filed February 28, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 1, 2011**
>   **Form 10-Q for the quarterly period ended March 26, 2011**
>   **Filed May 3, 2011**
>   **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your response dated June 17, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 1, 2011</u>

<u>Note J: Taxes on Income, page 55</u>

1. We note your response to our prior comment four. You state the minutes of the December 7, 2010 Board meeting indicate that the Board did not reach any conclusions and management did not request any conclusions regarding the future use of Canadian cash or the authorization of a Canadian dividend. Please tell us if 1) the Board considered repatriating any undistributed earnings in the foreseeable future; and 2) if the Board contemplated or discussed the pending $600 million repayment of debt using

proceeds from a Canadian dividend. Refer to your Item 2.02 Form 8-K dated March 8, 2011. Lastly, provide to us a copy of the December 7, 2010 Board minutes.

Form 10-Q for the Quarterly Period Ended March 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 15

2. We note your response to prior comment two. You state you currently anticipate that you may repatriate future Canadian earnings and, accordingly, will provide deferred taxes on those earnings. Please include disclosure in your next quarterly report clarifying your intention to repatriate, if true, only future earnings, that you have provided deferred taxes on the earnings in the current period, and the amount of undistributed earnings remaining considered permanently reinvested.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief